Matthew Lottinger A.S., NREMT-P

| **Objective** | *To continue to develop my clinical skills and be directly involved in providing high quality emergent and non emergent medical care in remote non traditional surroundings. I have the skills and training required to compentently manage multiple critically trauma or ill patients for long periods of time until relieved by compentent transportion providers.* |

Experience

Founder of UrgentEMS, Inc
Dec 2018-Present

- Dynamic daily use hybrid Telemedicine/EMS Concept focused on bridging the healthcare gap between prehospital care and lack of primary healthcare in communities.
- Designed to integrate emerging technologies to provide high quality healthcare services.

Pafford EMS Louisiana
March 2016-Present

- Paramedic
- During this period of time I have been involved in Clinical Care as the A shift paramedic assigned to Springhill Medical Center.
- Developed no traditional paramedic training and recruitment plans

American Medical Response
Paramedic
March 06 to March 2016

- During this period of time I provided consistent high-quality emergency medical care and transport. I was known to management as someone who will consistently show up ready to work and does not need complain about working hard.
- I am the only paramedic to have graduated from the International Association of Critical Care Paramedic program that was offered through AMR Monroe. This course consisted of lectures and a cadaver lab for advanced life support skills practice. A certification I held to December 2015 not required by AMR.
- I have been the guest lecture for the Ouachita Parish Paramedic Refresher for last five years. Areas lectured on have been mass casualty care, ventilator support, and wet lab demonstration of ventilator management.
- Trained new employees according to standard operating procedures as assigned by my supervisors.
- Have assisted and mentored younger paramedic on my own time.

North East Louisiana Ambulance
November 05-March 06

- During this period of time I provided consistent high-quality emergency medical care and transport. I was known to management as someone who will consistently show up ready to work and does not need complain about working hard.

Hurricane Katrina
New Orleans, LA

- During Hurricane Katrina I was force into several life changing experiences that taught the value of planning for disasters. Then exercising those plans to ensure they are relevant and realistic.
- I had stayed behind to Protect my business, after which I had escape the flood waters to arrive the Super Dome. This rather poorly planned escape taught me dangers of high waters and having a good plan in place to escape.

References provided upon request

- After the FEMA team fled, I was pressed into service caring for in excess of 60 patients and organizing a triage system in the New Orleans Arena for approx. 48 hours. During which time I had to address the immediate, the intermittent, and semi long-term issues associated with care, while improvising with the supplies at hand. This was the ultimate test of mass casualty triage and treatment.

PatientCareRx
Owner
no longer in business
January 2000 to Sept 05

- Founded a telemedicine start up focused on using early wearable computer technology in hospital and prehospital to provide emergency medical care. During which time I developed business plans, technological plans, and clinical plans for integrating telemedicine into a daily use concept.
- During this period, we demonstrated several primitive but workable clinical concepts. Our biggest hurdles at that time was the lack of hardware maturity, bandwidth, and data storage capacity.
- I also gained a unique education on raising venture capital hands on.
- Hurricane Katrina put the business under. The technology was too immature to to justify further pursuits while working to rebuild my life post Katrina.

LifeGuard Ambulance
New Orlean, LA
Paramedic
November 1998-fall of 1999

- During this period of time I provided consistent high quality emergency medical care and transport.

Care Ambulance

- Paramedic primarily non emergent interfacility transportation.

Walsh Offshore
early 1998 to fall 1998

- Paramedic/clerk/safety
- Worked on the
  - DB50
  - Global Engineering Laybarges
  - One drilling plat form doing well work overs
  - have had some exposure to dived medicine from working divers on the laybarges

Priority EMS
1994-1998

- First Job in EMS worked as an EMT-B, EMT-I and then Paramedic
- Worked non tradicional assignment such as sporting events and casino based EMS.

Education

- Hahnville High School, Hahnville Louisiana 1988-1992
- Nichols State University1992-1993 Biology Premed
- Delgado Community College 1993-1997
  Paramedicine with clinical training at Charity Hospital Trauma Centers Emergency Room, Touro Infirmary's Emergency Room, New Orleans Health Department, and East Jefferson Ambulance Service.
  GPA:

Professional Qualifications

- National Registry of Emergency Medical Technicians exp 3/21
- Advanced Cardiac Life Support
- Healthcare Provider CPR
- International Association of Critical Care Paramedics
- Advanced Medical Life Support
- PALs
- Proficient in Microsoft Office Suite

References provided upon request